Bionomics Limited

04024222

30 March 2004

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Jill Mashado
Company Secretary

PROCESSING SECTION
RECEIVED
APR 08 2004
181
SEC MAIL WASH. D.C.

PROCESSED
APR 15 2004
THOMSON FINANCIAL

4/14

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
30 March 2004

BIONOMICS EXPANDS NETWORK OF DRUG DISCOVERY COLLABORATORS WITH SOUTHERN CROSS UNIVERSITY

Bionomics Limited (ASX:BNO, US OTC:BMICY) and Southern Cross University announced today that they had established a collaboration to discover new drugs targeting epilepsy and anxiety.

Under the arrangement, Southern Cross University will provide Bionomics with extracts from its collection of Australian-based natural products, together with expertise in natural products chemistry. Bionomics will screen these natural products for activity against biological targets associated with epilepsy and anxiety, and utilize Southern Cross University's natural products library and chemistry expertise to support it's drug discovery program.

"Bionomics is pleased to build out its network of drug discovery collaborators with Southern Cross University," stated Dr Deborah Rathjen, CEO and Managing Director of Bionomics. "Our collaboration with Southern Cross University provides Bionomics with access to a unique collection of Australian-based natural products and broadens the opportunity to discover new drugs for epilepsy and anxiety utilizing our ionX® drug discovery platform."

Assoc Prof David Leach, Director of Science, Centre for Phytochemistry & Pharmacology at SCU said, "There have been a number of successful outcomes from utilizing natural products to discover new drugs for a range of treatments. Our focus is uniquely Australian, with an objective of unlocking the therapeutic potential of medicinal plants from international sources as well as endemic Australian native plants. We are pleased to be applying this approach with a well-established Australian biotech company such as Bionomics, with a common view to discovering powerful new drugs for epilepsy and anxiety."

Bionomics announced a similar collaboration with the Walter and Eliza Hall Institute of Medical Research (WEHI). Dr Rathjen stated that the new collaboration with Southern Cross University complements the collaboration with WEHI and widens the Company's ability to identify potential new drugs for the treatment of epilepsy and anxiety in its drug discovery program.

About Bionomics Limited

Bionomics Limited is an ASX listed biotechnology company based in Adelaide, Australia. The Company has an American Depository Receipts (ADRs) program sponsored by The Bank of New York. Bionomics combines its strong genomics-based research focus on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications. Bionomics focuses its research and development activities in central nervous system disorders (CNS) and cancer. These diseases are in need of improved medical treatments and represent large markets for Bionomics-developed products.

Bionomics leverages its gene discoveries in epilepsy with the Bionomics-developed ionX® discovery platform, a novel platform for the discovery and development of new and more effective treatments for epilepsy and other CNS disorders, including anxiety.

Angene™, Bionomics' angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and characterise novel angiogenesis targets, utilizing Bionomics' novel models of angiogenesis. Bionomics is continuing to develop the Angene™ platform and leveraging its unique attributes for the discovery of novel and more effective drugs for the treatment of cancer.

For more information about Bionomics, visit www.bionomics.com.au

About Epilepsy

Epilepsy is second only to stroke as the most common neurological condition, affecting up to 3% of the population. A significant genetic contribution to the disease has been recognized. The global market for anti-epileptic drugs was estimated to be worth more than US$6 billion in 2003. Epilepsy affects over 7 million people in the seven major pharmaceutical markets. This market is poorly met by current treatments, with around 30% of epilepsy patients unable to obtain adequate seizure control. Epilepsy represents a disease area of high unmet medical need.

About Anxiety

Anxiety affects 9.7% of Australians (approximately 2 million people), and affects Australian women at a higher rate than Australian men. In the United States, which represents a large market for anxiolytic drugs, anxiety affects 19 million people. In both Australia and the United States, anxiety represents the most common mental illness in the population. The global market for drugs that treat anxiety was estimated at US$14.5 billion in 2003.

About Southern Cross University

Southern Cross University (SCU) is a member of the internationally recognised Association of Commonwealth Universities and offers degree programs at Bachelor, Master, Postgraduate and Doctoral levels which are recognised by governments and professional bodies throughout the world. SCU is also the home of some of Australia's leading Research Centres.

Over 12,000 students from all over Australia, and every part of the globe are enrolled at SCU. The University has earned an outstanding reputation for its academic programs, which combine a strong practical emphasis with a rigorous application of

theory. Links with industry are also a significant feature of SCU's many programs and Research Centres – particularly the Centres that form an integral part of the University's School of Environmental Science and Management.

The University is located on the East Coast of Australia with three New South Wales campuses located in New South Wales at Tweed Gold Coast, Lismore and Coffs Harbour. SCU's main campus – and most of its Research facilities are located in Lismore. SCU enjoys an outstanding record of achievement in securing research grants and consultancy projects.

SCU's Award-winning Research Centres specialise in:

- Phytochemistry and Pharmacology Research
- Plant Molecular Biology
- Marine/Estuarine Biology and Conservation
- Environmental Rehabilitation and Technology
- Forestry and Wildlife

In particular, the Centre for Phytochemistry and Pharmacology is a specialist centre for the chemical and pharmacological analysis of herbal medicines, essential oils and novel plant extracts. It helps identify plant extracts with potential nutriceutical and pharmacological properties that can be applied to human health or for other commercial uses such as insect control. The Centre has strong links to a number of other leading biotechnology laboratories.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

ASSOCIATE PROFESSOR DAVID LEACH
DIRECTOR OF SCIENCE
SOUTHERN CROSS UNIVERSITY
Ph: +61 2 6622 3211